Exhibit 99.4

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

24 November 2008

The Company advises that it has received a letter from Dr Stanley Chang requesting his name be withdrawn from nomination to the Board of Directors. As the Company announced on 14 November 2008 certain Progen shareholders have requisitioned a general meeting. One proposed resolution was the appointment of Dr Stanley Chang as a director.

The reason Dr Chang cited for withdrawing his consent was “to avoid a potential future conflict of interest that would arise if Progen enters into negotiations with a third party that could result in a commercial agreement with respect to Progen’s liver cancer product PI-88.”

The letter further states “Under terms of a previously executed agreement between Progen and Medigen Ltd., Progen would be required to make a multimillion dollar payment to Medigen in the event Progen executes a PI-88 agreement with a third party. As Dr Chang is chairman and CEO of Medigen, Dr Chang’s presence on the Board of Progen would create a potential conflict of interest....”

Progen has previously disclosed that an amount of $A2 million is payable to Medigen on the occurrence of a defined PI-88 transaction event.

Linton Burns
Company Secretary

+61 7 3842 3333